

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2021

David W. Crane
Chief Executive Officer
Climate Real Impact Solutions II Acquisition Corporation
300 Carnegie Center, Suite 150
Princeton, NJ 08540

>   Re: **Climate Real Impact Solutions II Acquisition Corporation**
>   **Registration Statement on Form S-1**
>   **Filed January 8, 2021**
>   **File No. 333-251983**

Dear Mr. Crane:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed January 8, 2021

Our amended and restated certificate of incorporation will require, page 72

1.   We note the disclosure indicates the federal district courts will be the exclusive forum for Securities Act claims while section 12.1 of exhibit 3.2 specifies the Delaware Court of Chancery as the exclusive forum. Please reconcile and if the federal courts are the exclusive forum for Securities Act claims, please revise the disclosure to address any uncertainty around the enforceability of the provision, given the concurrent jurisdiction provided in Section 22 of the Securities Act. Please also disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

David W. Crane
Climate Real Impact Solutions II Acquisition Corporation
January 13, 2021
Page 2

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Martin James, Senior Advisor, at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Paul D. Tropp